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August 5, 2009

VIA EDGAR

Christina L. DiAngelo
Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:  AIM Growth Series (AGS)
     CIK: 0000202032
     Accession Number: 0000950123-09-018088

     AIM Equity Funds (AEF)
     CIK: 0000105377
     Accession Number: 0000950123-09-018090

Dear Ms. DiAngelo and Mr. O'Connor:

     This letter responds to the Staff's comments on the two above-referenced Form N-14s filed by AIM Equity Funds (the "Registrant"), which were filed on June 26, 2009. The purpose of the filing was to seek approval of the shareholders of the Atlantic Whitehall Mid-Cap Growth Fund, Atlantic Whitehall Growth Fund and Atlantic Whitehall Equity Income to combine with, respectively, the AIM Mid Cap Core Equity Fund, AIM Large Cap Growth Fund and AIM Disciplined Equity Fund. The shareholders of the Atlantic Whitehall Funds were also asked to approve an amendment to the Trust Instrument of Atlantic Whitehall Funds Trust that would permit the Board of Trustees to liquidate and terminate the fund without seeking additional shareholder approval.

I.   ACCOUNTING COMMENTS

Staff's Comment:

1. Please confirm that the semi-annual financial statements will be filed for the Selling Funds on Form N-CSR prior to the effective date of the N-14.

Response:

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     The semi-annual financial statements were filed on July 31, 2009. We will include the accession numbers in the space holders provided in the filing upon going effective.

Staff's Comment:

2. Please explain the differences in valuation methodologies between the Selling and Buying funds? Please make any necessary adjustments in the capitalization tables and consider adding disclosure describing the impact, if any.

Response:

     The holdings of each of Selling and Buying Fund is valued using substantially similar valuation techniques and as a result we do not anticipate any material change in the security values upon the closing of the reorganization. We do not believe adjustments to the capitalization table are necessary; however will add disclosure to the Board Consideration Section of each N-14 indicating that we do not anticipate material changes in security values upon the closing of the Reorganization.

Staff's Comment:

3. Please confirm whether or not Invesco Aim will incur all expenses relating to the transaction. Section 5.2 of the Agreement and Plan of Reorganization indicates it will.

Response:

     Section 5.2 of each Agreement and Plan of Reorganization indicates that Invesco Aim will bear all costs and expenses of Buyer and Buying Fund incurred in connection with the transactions contemplated by the Agreement and that no costs or expenses of Seller or Selling Fund incurred in connection with the transactions contemplated by the Agreement shall be charged to or borne by Seller, Selling Fund, Buyer or Buying Fund.

     The question and answer section of the N-14 clarifies this point:

     Q: Will my Fund pay for this proxy solicitation or for the costs of the Reorganization?

     A: No. The Fund will not bear these costs. Invesco Aim and Stein Roe will bear all costs arising in connection with the Reorganization......

Staff's Comment:

4. Will any Selling or Buying Fund be required to sell securities in light of the merger to reposition the portfolio? If so, what are the costs to reposition the portfolio? Will any repositioning costs trigger a capital gain distribution and if so, please disclose both the aggregate and per share amount.

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Response:

     We do not anticipate significant portfolio repositioning costs associated with the Reorganizations. We have estimated any repositioning costs to have less than a 0.01% impact on each of the AIM Mid Cap Core Equity Fund and the AIM Large Cap Growth Fund. We therefore consider these costs to be immaterial. We will add disclosure to the Proxy Statement/Prospectus in each Registration Statement describing this anticipated impact.

Staff's Comment:

5. After comparing portfolio expenses of each Selling Fund and Buying fund, is it appropriate to disclose the fee table and pro forma fee table as of the fiscal year end of each fund?

Response:

     We believe a comparison of the fee tables of each of Selling Fund and Buying Fund as of the fiscal year end of each Selling Fund and Buying Fund and consistent with the current N-1A of each of Selling Fund and Buying Fund is appropriate and consistent with Item 3 of Form N-14 and the instructions and SEC guidance relating to Instruction 3 of Item 3 to Form N-1A. While expenses of the Selling and Buying funds have each increased, the relative differential in expenses of each remained consistent.

Staff's Comment:

6. Consider deleting the middle column of the fee table of the AIM Disciplined Equity Fund and disclose the fee table for the Buying fund and a pro-forma fee table only.

Response:

     We have made the suggested change, which we will incorporate in our post-effective amendment to the N-14.

Staff's Comment:

7. Will the expense recapture plans and/or any related contingent liabilities of the Selling Funds be assumed by the Buying Funds?

Response:

     No. Pursuant to Section 2.8 of each Agreement and Plan of Reorganization Buying Fund shall not assume any liability for recoupment of advisory fees waived or expenses paid pursuant to that certain

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Expense Limitation Undertaking by and between Seller and Stein Roe. Furthermore,
Selling Fund has represented that it does not have any contingent liabilities.

Staff's Comment:

8. Because the expense limitation amount of each Selling Fund has been changed year by year, add disclosure indicating that the fee table has been restated to clarify that it no longer ties back to the financial highlights.

Response:

     We have made this change, which will be reflected in the post-effective amendment to the N-14. Specifically, we have added disclosure to the footnotes reflecting the effective date of the fee waiver and to indicate that the fee waiver in the fee table has been restated to reflect the new waiver agreement.

Staff's Comment:

9. Please add an effective date to the reference in the Board Consideration section to a lower portfolio turnover rate in the Buying Funds. Please also disclose the comparative data.

Response:

     We looked at portfolio turnover data as of December 31, 2008 and again at March 30, 2009. In each instance, AIM Large Cap Growth Fund had lower portfolio turnover than Atlantic Whitehall Growth Fund. We will delete the reference in the Board Consideration section of the N-14 for AIM Mid Cap Core Equity Fund as its portfolio turnover is higher than that of Atlantic Whitehall Mid Cap Growth Fund and the Board of the Atlantic Whitehall Funds did not specifically look at this data. We will update the disclosure of the Board Consideration section of the N-14 for AIM Large Cap Growth Fund to reflect the date as of which the data reviewed by the Atlantic Whitehall Funds Board was reflected.

Staff's Comment:

10. Consider disclosure as a footnote to the capitalization table clarifying the total net asset amount of the Buying Fund to assist an investor to more easily determine that the Reorganization is not material to the Buying Fund.

Response:

     We have made this change, which will be reflected in the post-effective amendment to the N-14s.

Staff's Comment:

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11. The effective date of the disclosure in the Special SAI explaining that pro forma financial information has not been prepared is as of 5/31/09. Consider conforming the as of date with that of the capitalization tables in the body of the N-14, which is as of 6/10/09.

Response:

     We have made this change, which will be reflected in the post-effective amendment to the N-14s.

Staff's Comment:

12. Update the disclosure in the prospectus for the AIM Disciplined Equity Fund to reflect that the Fund does not have a 12b-1 fee.

Response:

     This change was reflected in the fee table of the 485(b) filing for the Fund, which was made on July 13, 2009 and the 497 filing, which was made on July 14, 2009.

Staff's Comment:

13. Update the disclosure in the prospectus for the AIM Disciplined Equity Fund to reflect that the base management fee for the AIM Disciplined Equity Fund is 0.70%.

Response:

     This change was reflected in the fee table and in the related placeholders of the 485(b) filing for the Fund, which was made on July 13, 2009 and the 497 filing, which was made on July 14, 2009.

II.  LEGAL COMMENTS

Staff's Comment:

1. In light of the disclosure in the section entitled: "Questions and Answers - Will the Reorganization take place if it is determined to be taxable?", confirm that the Registrant expects to obtain a legal opinion that the Reorganization will be tax-free for Federal income tax purposes based on facts that existed at the time of filing of the Registration Statements and that the discussion regarding a Reorganization proceeding if it is determined to be taxable is related to events that may arise subsequent to the date of filing and confirm the intention of the following disclosure in the N-14.

Response:

     Based on the facts existing at the time of filing the Registration Statements on June 26, 2009, the Registrants expect to receive an opinion of Stradley Ronon Stevens & Young, LLP that each Reorganization will

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constitute a tax-free reorganization for Federal income tax purposes. The
Registrants confirm that the discussion in the above referenced sections of the Registration Statements regarding the Registrants' right to proceed with a Reorganization if it is not tax-free is intended to address events that may arise subsequent to the date of filing that change the tax analysis.

Staff's Comment:

2. Confirm whether the Registrants anticipate a significant restructuring of the portfolios as a result of the Reorganizations and, if so, describe the effect of that restructuring on shareholders.

Response:

     We do not anticipate significant portfolio repositioning costs associated with the Reorganizations. We have estimated any repositioning costs to have less than a 0.01% impact on each of AIM Mid Cap Core Equity Fund and the AIM Large Cap Growth Fund. We therefore consider these costs to be immaterial. We will add disclosure to the Proxy Statement/Prospectus in each Registration Statement describing this anticipated impact.

Staff's Comment:

3. Restate footnote #6 to the fee table in the Registration Statements to describe in more plain English the Buying Fund's arrangement to waive its advisory fee with respect to investments in affiliated money market funds.

Response: The Registrants will restate footnote #6 to the AIM Mid Cap Core Equity Fund fee table in the AGS Registration Statement to read as follows:

     Buying Fund's adviser has agreed to waive its advisory fee in an amount equal to the amount of the net advisory fee that the adviser receives as a result of Buying Fund investing in affiliated money market funds (excluding Buying Fund's investment of cash collateral from securities lending in affiliated money market funds). This contractual waiver, which runs through June 30, 2010, resulted in an aggregate reduction of Buying Fund's advisory fees of 0.03% for the year ended December 31, 2008.

     The contractual fee waiver for investments in affiliated money market funds has not been triggered by either Buying Fund in the AEF Registration Statement. Therefore, we have not made this disclosure in the AEF Registration Statement.

Staff's Comment:

4. Please clarify whether the Atlantic Whitehall Funds board of trustees considered consummating the Reorganizations as taxable transactions in light of the embedded losses in the Atlantic Whitehall Funds.

Response:

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     The Atlantic Whitehall Board of Trustees considered the consequences of each Reorganization for Federal income tax purposes, including the treatment of any unrealized appreciation (depreciation) of portfolio securities and capital loss carryforwards available to offset future capital gains of the Fund and Buying Fund. In addition, the Registrants considered various structuring alternatives that would provide certainty to the tax status of each Reorganization. The Registrants and Atlantic Whitehall concluded, however, that the structures necessary to force the Reorganizations to be taxable transactions under the Internal Revenue Code, such as distributing 21% of the reorganization proceeds in cash to the Atlantic Whitehall Funds shareholders, were not typical structures for mutual fund reorganizations and may ultimately impede Atlantic Whitehall's ability to obtain shareholder approval of the Reorganizations. As a result, it was determined to proceed with the Reorganizations as tax-free transactions for Federal income tax (based on the facts at the time of filing the Registration Statements) but reserve the right to consummate the Reorganizations if, due to subsequent events, the Reorganizations were determined to be taxable transactions.

III. TANDY REPRESENTATION

Staff's Comment:

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     In connection with the responses to the comments above, the Registrant acknowledges the following:

     - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

     - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.5770 if you have any further questions.

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Very truly yours,


/s/ Melanie Ringold
Melanie Ringold